Nine Spoons LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Discounts given	-3,120.00
Discounts/Refunds Given	-3,821.25
Services	85,372.46
Total Income	**$78,431.21**
GROSS PROFIT	**$78,431.21**
Expenses	
Accounting	180.00
Advertising & Marketing	1,429.62
Advertising/Promotional	2,688.96
Bank Charges & Fees	523.18
Booth Fees	615.00
Contracted services	63,577.23
Contractors	8,151.84
Insurance	555.00
Interest Paid	1,735.68
Job Supplies	23,105.11
Legal & Professional Services	5,306.05
Meals & Entertainment	265.33
Office Supplies & Software	1,002.06
Other Business Expenses	128.85
QuickBooks Payments Fees	98.26
Rent & Lease	1,903.25
Shipping, Freight & Delivery	3,679.36
Taxes & Licenses	453.00
Travel	394.31
Uncategorized Expense	30.92
Total Expenses	**$115,823.01**
NET OPERATING INCOME	**$ -37,391.80**
NET INCOME	**$ -37,391.80**

Nine Spoons LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	6,179.71
Total Bank Accounts	**$6,179.71**
Accounts Receivable	
Accounts Receivable (A/R)	3,570.20
Total Accounts Receivable	**$3,570.20**
Other Current Assets	
Inventory Asset	23,879.45
Undeposited Funds	0.00
Total Other Current Assets	**$23,879.45**
Total Current Assets	**$33,629.36**
Fixed Assets	
Fixed Asset Other Tools Equipment	1,006.81
Total Fixed Assets	**$1,006.81**
TOTAL ASSETS	**$34,636.17**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
US Bank	21,494.51
US Bank	-500.00
Total US Bank	**20,994.51**
Total Credit Cards	**$20,994.51**
Total Current Liabilities	**$20,994.51**
Long-Term Liabilities	
Loan Payable	33,292.51
Total Long-Term Liabilities	**$33,292.51**
Total Liabilities	**$54,287.02**
Equity	
Member Equity-Jennifer	-28,113.39
Member Equity-Joe	59,548.60
Owner's Investment	0.00
Owner's Pay & Personal Expenses	0.00
Retained Earnings	-13,694.26

Nine Spoons LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	-37,391.80
Total Equity	**$ -19,650.85**
TOTAL LIABILITIES AND EQUITY	**$34,636.17**

Nine Spoons LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-37,391.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	5,448.94
Inventory Asset	-15,706.60
Accounts Payable (A/P)	0.00
US Bank	21,494.51
US Bank:US Bank	-500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10,736.85**
Net cash provided by operating activities	**$ -26,654.95**
INVESTING ACTIVITIES	
Fixed Asset Other Tools Equipment	-1,006.81
Net cash provided by investing activities	**$ -1,006.81**
FINANCING ACTIVITIES	
Loan Payable	-4,941.81
Member Equity-Joe	18,000.00
Net cash provided by financing activities	**$13,058.19**
NET CASH INCREASE FOR PERIOD	**$ -14,603.57**
Cash at beginning of period	20,783.28
CASH AT END OF PERIOD	**$6,179.71**